UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PPT VISION, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519 10 0

(CUSIP Number)

Thomas G. Lovett

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P.R. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,207,947

	8.	Shared Voting Power 551,759

	9.	Sole Dispositive Power 2,207,947

	10.	Shared Dispositive Power 551,759

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,759,706

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Title of Class of Securities: Common Stock, $.10 par value
(b) Name of Issuer: PPT VISION, Inc.
(c) Address of Issuer’s Principal Executive Offices:
12988 Valley View Road Minnetonka, MN 55344
Item 2.	Identity and Background
(a) Name of Person Filing: P.R. Peterson
(b) Business Address:
12988 Valley View Road Minnetonka, MN 55344

(c)            Principal Occupation or Employment:  Mr. Peterson is the secretary and a director of Electro-Sensors, Inc., a manufacturer of machine control systems. Mr. Peterson is also president of P.R. Peterson Co., Inc., a venture capital firm where he has served for over five years.

(d) Conviction in a criminal proceeding during the last five years: No
(e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No
(f) Citizenship: P.R. Peterson is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
Personal funds.
Item 4.	Purpose of Transaction
Mr. Peterson acquired the shares for investment purposes.
Item 5.	Interest in Securities of the Issuer
(a) Number and Percentage of Class beneficially owned:

As of September 7, 2006, Mr. Peterson held 48,772 shares of common stock of the Issuer (the “Common Stock”) individually and controlled 2,124,600 shares of Common Stock as trustee of the P.R. Peterson Co. Keogh Plan (the “Plan”) and 19,325 shares of Common Stock that are owned by Peterson Brothers Securities Company.  As of September 7, 2006,

Mr. Peterson was a controlling shareholder of the parent company of ESI Investment Co., which is the record owner of 551,759 shares of Common Stock.  In addition, as of September 7, 2006, Mr. Peterson holds 15,250 options that are acquirable within 60 days.

Therefore, including all shares that are held by or may be acquired by Mr. Peterson within 60 days of September 7, 2006, Mr. Peterson may be deemed to beneficially own an aggregate of 2,759,706 shares of Common Stock as of September 7, 2006.

Mr. Peterson’s percentage of ownership of the Issuer is 60.7% based on 4,532,845 shares of the Issuer’s Common Stock outstanding as of September 7, 2005 as reported in the Issuer’s Current Report on Form 8-K dated September 7, 2005.

(b) The Reporting Person has the power to vote or dispose of the shares as follows:

Sole power to vote or direct the vote: 2,207,947 (includes all shares issuable upon exercise of the options and the shares owned by the Plan).
Shared power to vote or direct the vote:  551,759
Sole power to dispose or direct the disposition: 2,207,947 (includes all shares issuable upon exercise of the options and the shares owned by the Plan).
Shared power to dispose or direct the disposition:  551,759

(c) Recent Transactions in Securities of the Issuer:

On September 7, 2006, Mr. Peterson purchased 725,000 shares of the Company’s common stock from the Company for $0.40 per share through the P.R. Peterson Co. Keogh Plan.  Other than this purchase, Mr. Peterson had no transactions in the Company’s common stock in the prior 60 days.

(d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:
Not applicable.
(e) Last Date on Which Reporting Person Ceased to be a 5% Holder:
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/14/2006
Date
\s\ P. R. Peterson
Signature
P. R. Peterson
Name/Title